Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Six Months Ended
	May 31,
	2017	2016

Net income	$730	$747
Income tax expense, net	7	3
Income before income taxes	737	750
Fixed charges
Interest expense, net of capitalized interest	101	108
Interest portion of rent expense (a)	11	11
Capitalized interest	13	16
Total fixed charges	125	135
Fixed charges not affecting earnings
Capitalized interest	(13)	(16)
Earnings before fixed charges	$849	$869
Ratio of earnings to fixed charges	6.8	6.4

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.